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[VIVENDI UNIVERSAL LOGO]


         Vivendi Universal Entertainment LLLP closes a new $920 million
                                5-year Term Loan



Paris, June 24, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) announces that its US-based subsidiary Vivendi Universal Entertainment LLLP (VUE) has closed today a new $920 million 5-year Term Loan. The proceeds of the facility will be used to refinance the outstanding portion (after the successful film securization transaction by VUE, on March 31, 2003) of the $1.62 billion bridge loan put in place last year by VUE. The facility is priced at Libor+275 bps and is rated Ba2 by Moody's and BB+ by Standard & Poor's.

The facility was significantly oversubscribed with more than 80 investors participating in the loan. The success of the transaction reflects investors' confidence in VUE's management, assets and financial profile. The margin was reduced to 275 bps over Libor from an initial pricing of 350 bps at the launch of the facility.

JPMorgan and Bank of America acted as Joint Bookrunners and Lead Arrangers of the facility with Barclays as Syndication Agent.

The closing of this Term Loan represents another milestone in the funding programme of the VU Group and further enhances its liquidity position.



Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


CONTACTS:

Media                            Investor Relations
 Paris                           Paris
 Antoine Lefort                  Laurence Daniel
 +33 (1) 71.71.1180              +33 (1).71.71.1233
 Alain Delrieu
 +33 (1).71.71.1086
 New York                        New York
 Anita Larsen                    Eileen McLaughlin
 +(1) 212.572.1118                (1) 212.572.8961